Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of significant subsidiaries included in our consolidated financial statements and the state or country of incorporation of each:

Company Name	State or Country of Incorporation
GATX Terminals Overseas Holding Corporation	Delaware
GATX Global Finance B.V.	Netherlands
GATX Global Holding GmbH	Switzerland
GATX Rail Austria GmbH	Austria
GATX Third Aircraft LLC	Delaware
GATX International Limited	United Kingdom